

December 22, 2010

James F. Winschel, Jr.
Senior Vice President and
Chief Financial Officer
PAREXEL International Corporation
195 West Street
Waltham, MA 02451

> **Re: PAREXEL International Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed August 27, 2010**
> **File Number: 000-21244**

Dear Mr. Winschel:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief